Filed Pursuant to Rule 424(b)(3)
Registration No. 333-294110

PROSPECTUS SUPPLEMENT NO. 7
(to Prospectus dated March 13, 2026)

Icon Energy Corp.

This prospectus supplement is being filed to update, amend and supplement the information contained in the prospectus dated March 13, 2026 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration Statement No. 333-294110), with the information contained in our report on Form 6-K filed with the Securities and Exchange Commission on October 14, 2026.

The Prospectus relates to the sale from time to time of up to 9,811,933 common shares, par value $0.001 per share (“Common Shares”) of Icon Energy Corp., incorporated under the laws of the Marshall Islands, by YA II PN, Ltd., a Cayman Islands exempt limited company.

This prospectus supplement updates, amends and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Shares are currently listed on The Nasdaq Capital Market under the symbol “ICON.” On October 13, 2026, the last reported sales price of our Common Shares was $0.8101 per share.

Investing in our securities involves a high degree of risk. You should carefully review the risks and uncertainties described in the section titled “Risk Factors” beginning on page 7 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 14, 2026.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42174

Icon Energy Corp.
(Translation of registrant’s name into English)

c/o Pavimar Shipping Co.
17th km National Road
Athens-Lamia & Foinikos Str.
14564, Nea Kifissia
Athens, Greece
+30 211 88 81 300
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 14, 2026, Icon Energy Corp. (the “Company”) issued a press release entitled “Icon Energy Corp. Announces Investment in a Long-Term Chartered Containership.” A copy of this press release is furnished as Exhibit 99.1 herewith.

Notwithstanding the foregoing, the information in the press release regarding the Company’s commercial update is incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-291988), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICON ENERGY CORP.

Date: October 14, 2026	By:	/s/ Dennis Psachos
	Name:	Dennis Psachos
	Title:	Chief Financial Officer

Exhibit 99.1

Icon Energy Corp. Announces Investment in a Long-Term Chartered Containership

Athens, Greece, October 14, 2026 (GLOBE NEWSWIRE) - Icon Energy Corp. (“Icon” or the “Company”) (Nasdaq: ICON), an international shipping company providing worldwide seaborne transportation services for dry bulk cargoes via its fleet of oceangoing vessels, today announced that it has agreed to acquire a non-controlling interest in a containership employed under a long-term contract with a major liner operator.

The Transaction

The vessel is a 1,800 TEU ECO container feeder, built in 2023. The vessel is chartered to a major liner operator, at a fixed hire rate of $24,750 per day through February 2028 at the earliest, generating approximately $12 million of Minimum Contracted Revenue. The vessel will be acquired by a consortium of professional maritime investors led by a reputable containership owner and operator, which will also undertake the vessel’s commercial and technical management.

Icon has agreed to acquire an approximately 2.8% equity interest in the entity formed to own the vessel. The investment is expected to be funded from cash on hand and to close by the end of October 2026, subject to definitive documentation and customary closing conditions.

In connection with this co-investment, Icon will also be entitled to appoint a representative to the board of directors of the entity formed to own the vessel.

Co-Investment Strategy

The transaction follows Icon’s strategy to complement its core dry bulk business through selective co-investments in adjacent maritime opportunities alongside experienced industry partners. As of the date hereof, including this transaction, Icon has made the following co-investments under this strategy:

Sector	Vessel description	Charter type	Charter expiration	Investment type
Containership	2,000 TEU geared container feeder with high reefer capacity, built in 2008	Fixed rate TC to a major liner operator at a fixed hire rate of $26,500/day	June 2028 at the earliest	4.6% equity interest
Containership	1,800 TEU ECO container feeder, built in 2023	Fixed rate TC to a major liner operator at a fixed hire rate of $24,750/day	February 2028 at the earliest	2.8% equity interest (1)
(1) In connection with this co-investment, Icon will also be entitled to appoint a representative to the board of directors of the entity formed to own the vessel.

Icon expects future co-investments under this strategy, if any, to be pursued opportunistically and with disciplined sizing as passive, non-controlling positions, seeking to enhance returns while preserving Icon’s operational focus. In addition, this strategy is expected to expand market intelligence, broaden Icon’s network, and provide access to the expertise, insights and perspectives of other skilled investors and operators. It is also expected to deepen Icon’s understanding of adjacent maritime sectors and reveal potential areas for future strategic expansion.

Key Performance Indicators used in this Press Release

Minimum Contracted Revenue. Minimum Contracted Revenue is estimated by reference to the contracted period and hire rate, net of charterers’ commissions but before brokerage and commercial management commissions and assuming no unforeseen off-hire days. For index-linked contracts, minimum contracted revenue is estimated by reference to the average of the relevant index during the 15 days preceding the calculation date.

About Icon Energy Corp.

Icon is an international shipping company providing worldwide seaborne transportation services for dry bulk cargoes via its fleet of oceangoing vessels, while selectively pursuing co-investments in complementary maritime opportunities. Icon maintains its principal executive office in Athens, Greece, and its common shares trade on the Nasdaq Capital Market under the symbol “ICON.”

Cautionary Note Regarding Forward Looking Statements

This communication contains “forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.” Forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions, or strategies regarding the future such as vessel employment or charter types or co-investments, amongst other things, and are therefore statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions that are other than statements of historical fact, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant risks, uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, the Company cannot provide assurance that it will achieve or accomplish these expectations, beliefs or projections. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the SEC. As a result, you are cautioned not to unduly rely on any forward-looking statements, which speak only as of the date of this communication. Factors that could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things, the Company’s future operating or financial results; the Company’s liquidity, including its ability to service any indebtedness; changes in shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities; risks associated with pandemics; and other factors listed from time to time in the Company’s filings with the SEC. For more discussion of the risks that could impact forward-looking statements, you are encouraged to review the discussion under the title “Risk Factors” in the Company’s most recent Annual Report on Form 20-F and other factors and risks listed from time to time in the Company’s filings with the SEC. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact Information

Icon Energy Corp.
Dennis Psachos
Chief Financial Officer
+30 211 88 81 300
ir@icon-nrg.com
www.icon-nrg.com